

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 16, 2015

Craig Brandman
Chief Executive Officer
StepOne Personal Heath, Inc.
509 South Wall Avenue
Joplin, Missouri 64801

>   **Re: StepOne Personal Heath, Inc.**
>   **Amendment No. 11 to Offering Statement on Form 1-A**
>   **Filed October 30, 2015**
>   **File No. 024-10385**

Dear Mr. Brandman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Item 5. Plan of Distribution, page 15

1.   We note your statement in your letter dated October 13, 2015 that you have terminated your agreement with Alternative Securities Markets Group Corporation. Please revise to disclose that you have terminated your relationship with Alternative Securities Markets Group Corporation and its affiliates.

Part III - Exhibits

2.   Please file a legality opinion as an exhibit. Refer to Item 17(12) of Part III of Form 1-A.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services